Exhibit 99.1

ITURAN LOCATION AND CONTROL LTD
ANNOUNCES DISTRIBUTION OF A DIVIDEND

Azour, Israel, March, 2020 – Ituran Location and Control Ltd. (NASDAQ: ITRN) announced that the Board of Directors approved the distribution of a cash dividend in the amount of $0.24 per share, totaling approximately US$ 5 million. The dividend will be paid to shareholders of record as of March 24, 2020. The Company will pay the dividend out on April 7, 2020 net of taxes at the rate of 25%.

In its decision to approve the distribution of the cash dividend, the Board of Directors examined whether the Company meets the distribution criteria according to Israeli law. The Board of Directors concluded that the abovementioned distribution will not undermine the Company’s ability to keep performing in its current course of business or future plans, and is able to meet its undertakings when due.

Retained earnings as of December 31, 2019, prior to the distribution was US$ 116.5 million and retained earnings will reach US$ 111.5 million after the distribution. The Board of Directors emphasized that as of December 31, 2019, the Company had a cash balance in hand of US$54.0 million (this amount prior to the payment of a dividend of US$ 5 million which was issued for the third quarter of 2019 and was paid out in January 2020). The Company also had long-term debt of US$ 49.8 million and credit from banking institutions of US$ 18.1 million. As of December 31, 2019, the Company’s current assets (excluding cash and cash equivalents) were in the sum of US$ 120.2 million and current liabilities were in the sum of US$ 101.1 million.

About Ituran

Ituran is a leader in the emerging mobility technology field, providing value-added location-based services, including a full suite of services for the connected-car. Ituran offers Stolen Vehicle Recovery, fleet management as well as mobile asset location, management & control services for vehicles, cargo and personal security for the retail, insurance industry and car manufacturers. Ituran is the largest OEM telematics provider in Latin America. Its products and applications are used by customers in over 20 countries. Ituran is also the founder of the Tel-Aviv based DRIVE startup incubator to promote the development of smart mobility technology.

Ituran's subscriber base has been growing significantly since the Company's inception to approaching 2 million subscribers using its location based services with a market leading position in Israel and Latin America. Established in 1995, Ituran has approximately 3,000 employees worldwide, with offices in Israel, Brazil, Argentina, Mexico, Ecuador, Columbia, India, Canada and the United States.

For more information, please visit Ituran’s website, at: www.ituran.com

Company Contact Udi Mizrahi udi_m@ituran.com Deputy CEO &VP Finance, Ituran (Israel) +972 3 557 1348	International Investor Relations Ehud Helft / Gavriel Frohwein ituran@gkir.com GK Investor & Public Relations (US) +1 646 688 3559